SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___)*


                         Tri City Bankshares Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    895364107
               ---------------------------------------------------
                                 (CUSIP Number)

                                December 24, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

-----------------------------------------------------
CUSIP No. 895364107
-----------------------------------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Agatha T. Ulrich Marital Trust
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
           (SEE INSTRUCTIONS)                                          (b)   [ ]


---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Not Applicable
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            1,350,838.758
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          0
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          1,350,838.758
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            0
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,350,838.758
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [ ]


----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            16.7%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO: A Trust
================================================================================



                                Page 2 of 5 Pages

-----------------------------------------------------
CUSIP No. 895364107
-----------------------------------------------------


     Item 1(a).     Name of Issuer:
     ---------      --------------
                    Tri City Bankshares Corporation

     Item 1(b).     Address of Issuer's Principal Executive Offices:
     ---------      -----------------------------------------------
                    6400 South 27th Street
                    Oak Creek, Wisconsin  53154

     Item 2(a).     Name of Person Filing:
     ---------      ---------------------
                    Agatha T. Ulrich Marital Trust (the "Trust")

     Item 2(b).     Address of Principal Business Office or, if none, Residence:
     ---------      -----------------------------------------------------------
                    c/o James O. Huber
                    Foley & Lardner
                    U.S. Bank Center
                    777 East Wisconsin Avenue
                    Milwaukee, Wisconsin 53202-5367

     Item 2(c).     Citizenship:
     ---------      -----------
                    Not Applicable

     Item 2(d).     Title of Class of Securities:
     ---------      ----------------------------
                    Common Stock

     Item 2(e).     CUSIP Number:
     ---------      ------------
                    895364107

     Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
     ------         ---------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------
                    Not Applicable


                               Page 3 of 5 Pages

-----------------------------------------------------
CUSIP No. 895364107
-----------------------------------------------------

     Item 4.        Ownership (as of April 15, 2003)
     ------         --------------------------------

                    (a)  Amount Beneficially Owned: 1,350,838.758 shares

                    (b)  Percent of Class: 16.7%

                    (c)  Number of shares as to which such person has:
                         (i) sole power to vote or to direct the vote 1,350,838.758 shares

                         (ii)   shared power to vote or to direct the vote
                                0

                         (iii) sole power to dispose or to direct the disposition of
                                1,350,838.758 shares

                         (iv) shared power to dispose or to direct the disposition of
                                0

                    The three trustees of the Trust (currently, James O. Huber, Kathleen L. McGarry and Ronald K. Puetz), acting by majority action, are vested with the exclusive right to sell, transfer or dispose of the shares held by the Trust and to vote such shares in their discretion on all matters on which such shares are entitled to vote.

     Item 5.        Ownership of Five Percent or Less of a Class.
     ------         --------------------------------------------
                    Not Applicable

     Item 6.        Ownership of More than Five Percent on Behalf of Another
     ------         --------------------------------------------------------
                    Person.
                    ------
                    Not Applicable

     Item 7.        Identification and Classification of the Subsidiary Which
     ------         ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company.
                    ---------------
                    Not applicable

     Item 8.        Identification and Classification of Members of the Group.
     ------         ---------------------------------------------------------
                    Not applicable

     Item 9.        Notice of Dissolution of Group.
     ------         ------------------------------
                    Not applicable

     Item 10.       Certification.
     -------        -------------
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

-----------------------------------------------------
CUSIP No. 895364107
-----------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       AGATHA T. ULRICH MARITAL TRUST
Date:  April 15, 2003

                                       By: /s/ Ronald K. Puetz
                                           -------------------------------------
                                           Ronald K. Puetz, as Trustee



                               Page 5 of 5 Pages